MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

GENERAL

This management's discussion and analysis ("MD&A") for Metalla Royalty & Streaming Ltd. (the "Company" or "Metalla") is intended to help the reader understand the significant factors that have affected Metalla and its subsidiaries performance and such factors that may affect its future performance. This MD&A, which has been prepared as of March 28, 2024, should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2023, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Additional information relevant to the Company is available for viewing on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC website at www.sec.gov.

Management’s Discussion and Analysis - Page 2

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

COMPANY OVERVIEW

Metalla is a precious and base metals royalty and streaming company that is focused on acquiring gold, silver, and copper metal purchase agreements, Net Smelter Return ("NSR") royalties, Gross Value Return ("GVR") royalties, Net Profit Interests ("NPI"), Gross Proceeds ("GP") royalties, Gross Overriding Return ("GOR") royalties, Price Participation ("PP") royalties, Net Proceeds ("NP") royalties, and non-operating interests in mining projects that provide the right to the holder of a percentage of the gross revenue from metals produced from the project or a percentage of the gross revenue from metals produced from the project after deducting specified costs, if any, respectively. The Company's common shares ("Common Shares") are listed on the TSX Venture Exchange ("TSX-V") under the symbol "MTA" and on the NYSE American ("NYSE") under the symbol "MTA". The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

COMPANY HIGHLIGHTS

During the year ended December 31, 2023, and subsequent period the Company:

  Effective December 1, 2023, acquired all of the issued and outstanding shares of Nova Royalty Corp. ("Nova") pursuant to a plan of arrangement (the "Nova Transaction").  In accordance with the Nova Transaction, Nova shareholders received 0.36 of a Common Share per common share of Nova (For additional details see Nova Royalty Acquisition);
  On October 19, 2023, entered into an agreement with Beedie Investments Ltd. (“Beedie”), which became effective at the closing of the Nova Transaction, whereby the parties agreed to amend the convertible loan facility (the “Beedie Loan Facility”) between Metalla and Beedie, to among other things, increase the principal amount from C$25.0 million to C$50.0 million and draw down from the Beedie Loan Facility, at closing of the Nova Transaction, an amount equal to the principal and unpaid interest and fees outstanding under the convertible loan agreement with Nova (the “Nova Loan Facility”) to refinance and retire the Nova Loan Facility (For additional details see Nova Royalty Acquisition);
  Completed a private placement, on closing of the Nova Transaction, pursuant to which Beedie subscribed to 2,835,539 Common Shares at a price of C$5.29 per share for aggregate gross proceeds of C$15.0 million;
  Acquired 28 royalties and 1 stream to bring the total held as at the date of this MD&A to 102 precious and base metals assets, through the following transactions:

i. Acquired 23 royalties in the Nova Transaction (For additional details see Nova Royalty Acquisition);

ii. Acquired an existing 2.5%-3.75% sliding scale GP royalty over gold, together with a 0.25%-3.0% NSR royalty on all non-gold and silver metals on the majority of Barrick Gold Corporation’s (“Barrick”) Lama project in Argentina, from an arm’s length seller for aggregate consideration of $7.5 million. The transaction closed on March 9, 2023, at which time the Company paid $2.5 million in cash, and issued 466,827 Common Shares to the seller (with a deemed value of $5.3553 per share).  The remaining $2.5 million (the “Lama Payable”) is payable in cash or Common Shares, within 90 days upon the earlier of a 2 Moz gold Mineral Reserve estimate on the royalty area or 36 months after the closing date;

iii. Acquired one silver stream and three royalties from Alamos Gold Corp. (“Alamos”) for $5.0 million in Common Shares with a deemed value of $5.3228 per share. The transaction closed on February 23, 2023, at which time the Company issued 939,355 Common Shares to Alamos. The stream and royalties acquired in this transaction include:

  a 20% silver stream over the Esperanza project located in Morales, Mexico owned by Zacatecas Silver Corp.;
  a 1.4% NSR royalty on the Fenn Gibb South project located in Timmins, Ontario owned by Mayfair Gold Corp.;
Management’s Discussion and Analysis - Page 3

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)
  a 2.0% NSR royalty on the Ronda project located in Shining Tree, Ontario owned by PTX Metals Inc.; and
  a 2.0% NSR royalty on the Northshore West property located in Thunder Bay, Ontario owned by Newpath Resources Inc.
  Sold the JR mineral claims that make up the Pine Valley property, which is part of the Cortez complex in Nevada, to Nevada Gold Mines LLC ("NGM"), an entity formed by Barrick and Newmont Corporation ("Newmont"), for $5.0 million in cash. The Company has retained a 3.0% NSR royalty on the property.  Additionally, sold the Conmee mineral claims that make up the Tower Mountain property to Thunder Gold Corp. ("Thunder Gold") for 4,000,000 common shares of Thunder Gold, valued at $0.1 million upon closing. The Company has retained a 2.0% NSR royalty on the property;
  Paid a special dividend in the amount of C$0.03 per share on September 15, 2023, with a record date of August 1, 2023;
  For the year ended December 31, 2023, received or accrued payments on 3,989 (December 31, 2022 - 2,681) attributable Gold Equivalent Ounces ("GEOs") at an average realized price of $1,867 (December 31, 2022 - $1,765) and an average cash cost of $6 (December 31, 2022 - $7) per attributable GEO (see Non-IFRS Financial Measures);
  For the year ended December 31, 2023, recognized revenue from royalty and stream interests, including fixed royalty payments, of $4.6 million (December 31, 2022 - $2.4 million), net loss of $5.8 million (December 31, 2022 - $10.9 million), and Adjusted EBITDA of $1.1 million (December 31, 2022 - negative $1.5 million) (see Non-IFRS Financial Measures);
  For the year ended December 31, 2023, generated operating cash margin of $1,861 (December 31, 2022 - $1,758) per attributable GEO from the Wharf, El Realito, La Encantada, the New Luika Gold Mine ("NLGM") stream held by Silverback Ltd. ("Silverback"), the Higginsville derivative royalty asset, and other royalty interests (see Non-IFRS Financial Measures);
  For the year ended December 31, 2023, recognized payments due or received (not included in revenue) from the Higginsville derivative royalty asset of $2.9 million (December 31, 2022 - $2.4 million) (see Non-IFRS Financial Measures);
  On December 28, 2023, the Company exercised its right to terminate the equity distribution agreement entered into on May 27, 2022 to establish the 2022 ATM Program (as defined below), under which the Company was entitled to distribute up to $50.0 million (or the equivalent in Canadian Dollars) in Common Shares. From inception to the date of termination, the Company distributed 1,328,079 Common Shares under the 2022 ATM Program at an average price of $5.01 per share for gross proceeds of $6.6 million, of which none were sold during the three months ended December 31, 2023; and
  On May 19, 2023, prior to the announcement of the Nova Transaction, closed a second supplemental loan agreement with Beedie, to amend the Beedie Loan Facility (For additional details see Liquidity and Capital Resources - Convertible Loan Facility).
Management’s Discussion and Analysis - Page 4

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

NOVA ROYALTY ACQUISITION

On December 1, 2023, the Company closed the Nova Transaction, pursuant to which the Company acquired all of the issued and outstanding common shares of Nova. Pursuant to the terms of an arrangement agreement between the Company and Nova dated September 7, 2023 (the "Arrangement Agreement"), Nova shareholders received 0.36 of a Common Share for each Nova common share held prior to the Nova Transaction, for a total of 33,893,734 Common Shares issued. In accordance with the Arrangement Agreement, each Nova restricted share unit vested into a Nova common share at the close of the Nova Transaction and was exchanged for 0.36 of a Common Share for a total of 741,597 Common Shares issued, and each Nova stock option was replaced with a fully vested replacement option.  All replacement options were adjusted as per the terms of the Arrangement Agreement and are exercisable into Common Shares.

Upon completion of the Nova Transaction, existing Metalla and Nova shareholders owned approximately 60.41% and 39.59% of the combined company, respectively.

Nova Royalty

Nova is now a wholly-owned subsidiary of Metalla and is a royalty and streaming company that is focused on acquiring copper royalties and as at the close of the Nova Transaction had a portfolio of 23 royalties including:

Property	Operator	Location	Stage	Metal	Terms
Aranzazu	Aura Minerals Inc.	Mexico	Production	Cu-Au-Ag	1.0% NSR
Copper World Complex	Hudbay Minerals Inc.	USA	Development	Cu-Mo-Ag	0.315% NSR (2)
Dumont	Waterton	Canada	Development	Ni-Co	2.0% NSR (1)
Josemaria	Lundin Mining	Argentina	Development	Cu-Au-Ag	0.08% NPI (2)(3)
NuevaUnión	Newmont/Teck Resources	Chile	Development	Cu	2.0% NSR
Taca Taca	First Quantum	Argentina	Development	Cu-Au-Mo	0.42% NSR (1)
Tatogga	Newmont Corporation	Canada	Development	Cu-Au-Ag	0.25% NSR (2)
Twin Metals	Antofagasta PLC	USA	Development	Cu-Ni	2.4% NSR
Vizcachitas	Los Andes Copper	Chile	Development	Cu-Mo	0.98%; 0.49% NSR (4)
West Wall	Anglo/Glencore	Chile	Development	Cu-Au-Mo	1.0% NPR
Bancroft	Transition Metals Corp.	Canada	Exploration	Ni-Cu-PGM	1.0% NSR
Copper King	Pacific Empire Minerals	Canada	Exploration	Cu-Au	1.0% NSR
Dundonald	Class 1 Nickel	Canada	Exploration	Ni	1.25% NSR
Elephant Head	Canadian Gold Miner	Canada	Exploration	Au	1.0% NSR (1)
Homathko	Transition Metals Corp.	Canada	Exploration	Au	1.0% NSR
Janice Lake	Rio Tinto/Forum Energy	Canada	Exploration	Cu-Ag	1.0% NSR (1)
Maude Lake	Transition Metals Corp.	Canada	Exploration	Ni-Cu-PGM	1.0% NSR
Nub East	Pacific Empire Minerals	Canada	Exploration	Cu-Au	1.0% NSR
NWT	Pacific Empire Minerals	Canada	Exploration	Cu-Au	1.0% NSR
Pinnacle	Pacific Empire Minerals	Canada	Exploration	Cu-Au	1.0% NSR
Saturday Night	Transition Metals Corp.	Canada	Exploration	Ni-Cu-PGM	1.0% NSR
West Matachewan	Laurion/Canadian Gold	Canada	Exploration	Au	1.0% NSR (1)
Wollaston	Transition Metals Corp	Canada	Exploration	Cu-Ag	1.0% NSR

(1) Subject to partial buy-back and/or exemption.

(2) Subject to a right of first refusal to acquire an additional portion of the royalty.

(3) Subject to closing conditions.

(4) 0.98% NSR royalty on open pit operations and 0.49% NSR royalty on underground operations.

Management’s Discussion and Analysis - Page 5

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

Details on some of the royalties acquired in the Nova Transaction are discussed below, based on information publicly filed by the applicable project owner.

Aranzazu

Nova owns a 1.0% NSR royalty on the Aranzazu copper-gold-silver mine owned by Aura Minerals Inc. ("Aura"). Aranzazu is a copper-gold-silver deposit located within the Municipality of Concepcion del Oro in the State of Zacatecas, Mexico, approximately 250 kilometers to the southwest of the city of Zacatecas. The current mine at Aranzazu has been in operation since 1962, with documented evidence of mining in the area dating back nearly 500 years. Aura is the sole owner and operator of Aranzazu, having assumed ownership in 2010. The Aranzazu operation comprises an underground mine using long hole open stoping and an on-site plant, which produces copper concentrate with gold and silver by-product via conventional flotation processing.

Nova is entitled to 1.0% of the net smelter returns on all metals sold at Aranzazu, less certain allowable deductions, provided that the monthly average price per pound of copper, as quoted by the London Metals Exchange, equals or exceeds $2.00/lb. Aranzazu currently receives revenue from the sale of copper concentrate, including payment for gold and silver by-products, all of which is subject to the royalty. Nova receives Aranzazu royalty payments on a semi-annual basis in accordance with the terms of the royalty agreement.

Aura reported in their Annual Information Form for the year ended December 31, 2022, Proven and Probable Reserves at Aranzazu of 9.6 million tonnes at 1.23% copper, 0.81 g/t gold and 17.61 g/t silver (Proven Reserves: 5.9 million tonnes at 1.25% copper, 0.96 g/t gold, and 17.56 g/t silver; Probable Reserves: 3.6 million tonnes at 1.19% copper, 0.72 g/t gold and 17.69 g/t silver).

Taca Taca

Nova owns a 0.42% NSR royalty on all metals sold at the Taca Taca copper-gold-molybdenum project, owned by First Quantum Minerals Ltd. ("First Quantum"). Taca Taca is a porphyry copper-gold-molybdenum project located in northwestern Argentina in the Puna (Altiplano) region of Salta Province, approximately 55 kilometers east of the Chilean border and 90 kilometers east of Escondida, the world's largest copper mine. The project is located 10 kilometers from the railway line that connects Salta with Antofagasta, with previous studies showing available local power and water sources for the operation of the project.

On November 30, 2020, First Quantum published a NI 43-101 Technical Report on Taca Taca, which was subsequently updated in March 2021 to include additional financial disclosure. The restated NI 43-101 Technical Report from March 2021 showed Proven & Probable Mineral Reserves at Taca Taca of 1,758.5 million tonnes at 0.44% Copper, 0.09 g/t gold, and 0.012% molybdenum (Proven Reserves: 408.3 million tonnes at 0.59% copper, 0.13 g/t gold, and 0.016% molybdenum; Probable Reserves: 1,350.2 million tonnes at 0.39% copper, 0.08 g/t gold and 0.011% molybdenum).

On February 20, 2024, First Quantum reported that it has continued to progress through the project pre-development and engineering works and anticipates receiving approval for the Environmental and Social Impact Assessment in 2024 with construction and operation permits to follow.

Vizcachitas

Nova owns a 0.98% NSR royalty on the open pit operations and a 0.49% NSR royalty on underground operations at Vizcachitas. Vizcachitas is a large copper-molybdenum porphyry deposit in central Chile, owned by Los Andes Copper Ltd. ("Los Andes"). Los Andes released a Pre-Feasibility Study ("PFS") on Vizcachitas on February 23, 2023, that outlined an initial 26-year open pit mine life with annual copper production of 183,000 tonnes in the first eight years, a post-tax NPV8% of $2.8B and an IRR of 24%. The PFS indicates that the project has excellent existing infrastructure including transport, power, and access to desalinated water. On their corporate presentation dated March 4, 2024, Los Andes stated that it has resumed exploration and optimization drilling where several targets include possible deposit extensions to the east, west and at depth. Los Andes also stated that it expects to complete a feasibility study in 2024-2025 with potential commencement of commercial production in 2030. The royalty covers approximately 50% of the open pit.

Management’s Discussion and Analysis - Page 6

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

Copper World Complex

Nova owns a 0.315% NSR royalty on the Copper World Complex project in Arizona, USA, 100% owned by Hudbay Minerals Inc. ("Hudbay"). The Copper World Complex royalty covers all metals, including copper, molybdenum, silver, and gold extracted from the majority of mining claims covering the Copper World Complex. Specifically, 132 patented claims (all the patented claims associated with the Copper World Complex), 603 unpatented claims, and one parcel of fee associated land are covered by the Copper World Royalty. Nova also retains a right of first refusal with respect to an additional 0.360% NSR royalty on the Copper World Complex.

On September 8, 2023, Hudbay announced the results of a phase one PFS at Copper World. The PFS contemplates four planned open pit mines with a two-phased mine-plan.  A 20-year mine life Phase I plan is expected to produce 92,000 tonnes of copper per year in the first 10 years. Hudbay plans to receive the two outstanding operating state permits for Phase I by early 2024. Phase II is expected to expand mining activities onto federal land and to extend the mine life to 44 years with Phase II average annual copper production of approximately 100,000 tonnes at cash costs and all in sustaining cash costs of $1.11 and $1.42 per pound of copper, respectively.

Beedie Capital Strategic Partnership

In connection with the Nova Transaction, Beedie and the Company formed a strategic partnership pursuant to which:

  Beedie subscribed for C$15.0 million in an equity placement into Metalla;
  The parties agreed to amend and increase the existing Beedie Loan Facility; and
  The Nova Loan Facility was repaid and terminated.

Equity Placement

Beedie entered into a subscription agreement to complete a C$15.0 million equity placement (the "Equity Placement") in Metalla, pursuant to which concurrent with the closing of the Nova Transaction subscribed to 2,835,539 Common Shares at a price of C$5.29 per share, which was the closing price of the Common Shares on the TSX-Venture Exchange on September 7, 2023, the day prior to the announcement of the Nova Transaction. The Company expects that the proceeds of the Equity Placement will be used for the future acquisition of royalties and streams, and general and administrative expenses.

Metalla Convertible Loan

Effective December 1, 2023, Metalla and Beedie entered into an amended and restated convertible loan facility agreement (the "A&R Loan Facility") to amend and restate the Beedie Loan Facility. Pursuant to the A&R Loan Facility, the parties agreed to:

i. increase the maximum aggregate principal amount of the A&R Loan Facility from C$25.0 million to C$50.0 million;

ii. amend the conversion price of the C$4.2 million outstanding balance under the Beedie Loan Facility to a conversion price of C$6.00 per share under the A&R Loan Facility;

iii. drawdown a further C$12.2 million from the A&R Loan Facility with a conversion price of C$6.00 per share to refinance the principal amount due under the Nova Loan Facility;

iv. drawdown C$2.0 million from the A&R Loan Facility to refinance the accrued and unpaid interest outstanding under the Nova Loan Facility at the close of the Nova Transaction, with a conversion price equal to the market price of the shares of Metalla at the time of conversion;

v. drawdown C$0.8 million from the A&R Loan Facility to refinance the accrued and unpaid fees outstanding under the Nova Loan Facility at the close of the Nova Transaction, with such amounts not being convertible into shares of Metalla;

Management’s Discussion and Analysis - Page 7

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

vi. establish an 18-month period during which the interest of 10.0% per annum compounded monthly will be added to the accrued and unpaid interest amount, and on June 1, 2025, reverting to a cash interest payment of 10.0% on a monthly basis;

vii. incur an amendment fee of C$0.1 million and any outstanding costs and expenses are to be paid by Metalla; and

viii. update the existing security arrangements to include security to be provided by Nova and certain other subsidiaries of Metalla and Nova for the A&R Loan Facility.

Nova Convertible Loan

As per the A&R Loan Facility and as discussed above, concurrent with closing of the Nova Transaction, Metalla drew down on the A&R Loan Facility and paid out and discharged all obligations under the Nova Loan Facility, which was terminated concurrently.

PORTFOLIO OF ROYALTIES AND STREAMS

As at the date of this MD&A, the Company owned 102 royalties, streams, and other interests. Five of the royalties and streams are in the production stage, forty-two are in the development stage, and the remainder are in the exploration stage.

Notes:

(1) Au: gold; Ag: silver; Cu: copper; Zn: zinc; and Pb: lead.

(2) Kt: kilotonnes; Mt: million tonnes; g/t: grams per tonne; oz: ounces; Koz: kilo ounces; Moz: million ounces; Ktpa: kilotonnes per annum; Mtpa: million tonnes per annum; and tpd: tonnes per day.

(3) A$: Australian Dollar.

(4) See the Company's website at https://www.metallaroyalty.com/ for the complete list and further details.

Producing Assets

As at the date of this MD&A, the Company owned an interest in production from the following properties that are in the production stage:

Property	Operator	Location	Metal	Terms
Wharf	Coeur Mining	South Dakota, USA	Au	1.0% GVR
New Luika	Shanta Gold	Tanzania	Au, Ag	15% Ag Stream
El Realito	Agnico Eagle Mines	Sonora, Mexico	Au, Ag	2.0% NSR(1)
La Encantada	First Majestic Silver	Coahuila, Mexico	Au	100% GVR(2)
Aranzazu	Aura Minerals Inc.	Mexico	Cu-Au-Ag	1.0% NSR

(1) Subject to partial buy-back and/or exemption.

(2) 100% gross value royalty on gold produced at the La Encantada mine limited to 1.0 Koz annually.

Below are updates during the three months ended December 31, 2023, and subsequent period to certain production stage assets, based on information publicly filed by the applicable project owner:

La Encantada

On February 22, 2024, First Majestic Silver Corp. ("First Majestic") announced production of 61 oz of gold and 0.5 Moz of silver from La Encantada in the fourth quarter of 2023, and production of 321 oz gold and 2.7 Moz silver for the 2023 fiscal year.

Metalla accrued 79 GEOs from La Encantada for the fourth quarter of 2023 and 259 GEOs for the 2023 fiscal year.

Metalla holds a 100% GVR royalty on gold produced at the La Encantada mine limited to 1.0 Koz annually.

Management’s Discussion and Analysis - Page 8

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

El Realito

On February 15, 2024, Agnico Eagle Mines Ltd. ("Agnico") reported that gold production from La India totaled 19.5 Koz for the fourth quarter of 2023 and 75.9 Koz gold for the 2023 fiscal year.  Agnico also provided 2024 guidance for La India of 25-30 Koz gold which is expected to come from residual leaching of the heap leach pads.

Metalla accrued 267 GEOs from El Realito for the fourth quarter of 2023 and 1,066 GEOs for the 2023 fiscal year.

Metalla holds a 2.0% NSR royalty on the El Realito deposit which is subject to a 1.0% buyback right for $4.0 million.

Wharf

On February 21, 2024, Coeur Mining Inc. ("Coeur") reported 2023 fourth quarter production of 29.7 Koz gold and updated the full year guidance for 2024 at Wharf to 86 - 96 Koz gold. Exploration efforts in 2024 will focus adding additional Mineral Reserves at Wharf.

Metalla accrued 305 GEOs from Wharf for the fourth quarter of 2023 and 1,008 GEOs for the 2023 fiscal year.

Metalla holds a 1.0% GVR royalty on the Wharf mine.

Aranzazu

On February 20, 2024, Aura announced 2023 production at Aranzazu totaled 106,119 GEOs with 2024 guidance of 94 - 108 Koz GEOs. Additionally in their corporate presentation dated March 2024, Aura stated a 29,400-meter drilling campaign is underway testing the continuity of the GH and Cabrestante connection with the goal of increasing mineral reserves and resources, along with drilling in El Cobre and Aranzazu extensions.

Metalla accrued 67 GEOs from Aranzazu for the period from December 1 to December 31, 2023, representing the period after the Nova Transaction closed.

Metalla holds a 1.0% NSR royalty on the Aranzazu mine.

New Luika

On January 22, 2024, Shanta Gold Limited ("Shanta") reported that it produced 18.3 Koz of gold and 30 Koz of silver at the New Luika Gold Mine ("NLGM") in Tanzania in the fourth quarter of 2023.  Shanta also reiterated their guidance of 70 - 74 Koz of gold from NLGM in 2024. On January 11, 2024, Shanta released the results of the 2023 NLGM drill program with significant intercepts of 39.05 g/t gold over 11.6 meters and 7.49 g/t gold over 15.1 meters.

Metalla accrued 22 GEOs from NLGM for the fourth quarter of 2023 and 113 GEOs for the 2023 fiscal year.

Metalla holds a 15% interest in Silverback, whose sole business is receipt and distribution of a 100% silver stream on NLGM at an ongoing cost of 10% of the spot silver price.

Management’s Discussion and Analysis - Page 9

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

Development Stage Assets

As at the date of this MD&A, the Company owned an interest in production from the following properties that are in the development stage:

Property	Operator	Location	Metal	Terms
Akasaba West	Agnico Eagle Mines	Val d’Or, Quebec	Au, Cu	2.0% NSR(1)
Amalgamated Kirkland	Agnico Eagle Mines	Kirkland Lake, Ontario	Au	0.45% NSR
Aureus East	Aurelius Minerals	Halifax, Nova Scotia	Au	1.0% NSR
Big Springs	Warriedar Resources	Nevada, USA	Au	2.0% NSR(2)
Castle Mountain	Equinox Gold	California, USA	Au	5.0% NSR
CentroGold	BHP	Maranhao, Brazil	Au	1.0%-2.0% NSR(6)
Copper World Complex	Hudbay Minerals Inc.	USA	Cu-Mo-Ag	0.315% NSR(3)
COSE(11)	Pan American Silver	Santa Cruz, Argentina	Au, Ag	1.5% NSR
Côté and Gosselin	IAMGOLD/Sumitomo	Gogama, Ontario	Au	1.35% NSR
Del Toro	First Majestic Silver	Zacatecas, Mexico	Ag, Au	2.0% NSR
Dumont	Waterton	Canada	Ni-Co	2.0% NSR(1)
Endeavor(11)	Polymetals Resources	NSW, Australia	Zn, Pb, Ag	4.0% NSR
Esperanza	Zacatecas Silver	Morelos, Mexico	Ag	20% Ag Stream(5)
Fifteen Mile Stream (“FMS")	St. Barbara	Halifax, Nova Scotia	Au	1.0% NSR
FMS (Plenty Deposit)	St. Barbara	Halifax, Nova Scotia	Au	3.0% NSR(1)
Fosterville	Agnico Eagle Mines	Victoria, Australia	Au	2.5% GVR
Garrison	STLLR Gold	Kirkland Lake, Ontario	Au	2.0% NSR
Hoyle Pond Extension	Newmont Corporation	Timmins, Ontario	Au	2.0% NSR(1)
Joaquin(11)	Pan American Silver	Santa Cruz, Argentina	Au, Ag	2.0% NSR
Josemaria	Lundin Mining	Argentina	Cu-Au-Ag	0.08% NPI(3)(4)
La Fortuna	Minera Alamos	Durango, Mexico	Au, Ag, Cu	3.5% NSR(7)
La Guitarra	Sierra Madre Gold	Mexico State, Mexico	Ag	2.0% NSR(1)
La Joya	Silver Dollar	Durango, Mexico	Ag, Cu, Au	2.0% NSR
La Parrilla	Silver Storm Mining	Durango, Mexico	Au, Ag	2.0% NSR
Lama	Barrick Gold Corp	San Juan, Argentina	Au	2.5% GPR(8)
Lama	Barrick Gold Corp	San Juan, Argentina	Cu	0.25% NSR(9)
Lac Pelletier	Maritime Resources	Noranda, Quebec	Au	1.0% NSR
North AK	Agnico Eagle Mines	Kirkland Lake, Ontario	Au	0.45% NSR
NuevaUnión	Newmont and Teck	Atacama, Chile	Au, Cu	2.0% NSR
Plomosas	GR Silver	Sinaloa, Mexico	Ag	2.0% NSR(1)
Saddle North	Newmont Corporation	Canada	Cu-Au-Ag	0.25% NSR(3)
San Luis	SSR Mining	Peru	Au, Ag	1.0% NSR
San Martin	First Majestic Silver	Jalisco, Mexico	Ag, Au	2.0% NSR
Santa Gertrudis	Agnico Eagle Mines	Sonora, Mexico	Au	2.0% NSR(1)
Taca Taca	First Quantum	Argentina	Cu-Au-Mo	0.42% NSR(1)
Timmins West Extension	Pan American Silver	Timmins, Ontario	Au	1.5% NSR(1)
Tocantinzinho	G Mining Ventures	Para, Brazil	Au	0.75% GVR
Twin Metals	Antofagasta PLC	USA	Cu-Ni	2.4% NSR
Vizcachitas	Los Andes Copper	Chile	Cu-Mo	0.98%; 0.49% NSR(10)
Wasamac	Agnico Eagle Mines	Rouyn-Noranda, Quebec	Au	1.5% NSR(1)
West Wall	Anglo/Glencore	Chile	Cu-Au-Mo	1.0% NPR
Zaruma	Pelorus Minerals	Ecuador	Au	1.5% NSR

(1) Subject to partial buy-back and/or exemption.

(2) Subject to fixed royalty payments.

(3) Subject to a right of first refusal to acquire an additional portion of the royalty.

(4) Subject to closing conditions.

(5) Subject to cap on payments.

(6) 1.0% NSR royalty on the first 500 Koz, 2.0% NSR royalty on next 1Moz, and 1.0% NSR royalty thereafter.

(7) 2.5% NSR royalty capped at $4.5 million, 1.0% NSR royalty uncapped.

(8) 2.5% GP royalty on first 5Moz gold, 3.75 GVR royalty thereafter.

(9) 0.25% NSR royalty on all metals except gold and silver, escalates to 3.0% based on cumulative net smelter returns from the royalty area.

(10) 0.98% NSR royalty on open pit operations and 0.49% NSR royalty on underground operations.

(11) The mine was previously classified as production, however it was placed on care and maintenance, as such the Company has reclassified it to development stage properties.

Management’s Discussion and Analysis - Page 10

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

Below are updates during the three months ended December 31, 2023, and subsequent period to certain development stage assets, based on information publicly filed by the applicable project owner:

Côté-Gosselin

In a news release dated February 15, 2024, IAMGOLD Corporation ("IAMGOLD") reported that it had completed 98% of the construction at the Côté Gold Project. IAMGOLD also stated that production guidance is expected to be between 220 - 290 Koz for 2024.

On its news release dated February 15, 2024, IAMGOLD also announced that the Gosselin Mineral Resource estimate increased, for a total of 4.4 million Indicated Resource gold ounces in 161.3 million tonnes at 0.85 g/t Au, and 3.0 million Inferred Resource gold ounces in 123.9 Mt at 0.75 g/t Au. Technical studies are planned to advance metallurgical testing, conduct mining and infrastructure study to review options for the potential inclusion of Gosselin into the future Côté life of mine plan. IAMGOLD announced planned exploration expenditures at Gosselin of $5.0 million on a resource delineation drilling program and in their corporate presentation dated February 2024, IAMGOLD also stated that it expects to complete 35,000 meters of exploration drilling at Gosselin in 2024. Please see Figure 1 for the Côté and Gosselin Longitudinal Section outlining the current extent of mineral resources and opportunities for resource expansion.

Figure 1: Gosselin Composite Longitudinal Section (Source: IAMGOLD press release dated February 15, 2024)

Metalla holds a 1.35% NSR royalty that covers less than 10% of the Côté Reserves and Resources estimate and covers all of the Gosselin Resource estimate.

Management’s Discussion and Analysis - Page 11

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

Fosterville

On February 15, 2024, Agnico reported the results of the 2023 drill program completed at the Fosterville mine. Significant highlights within the Phoenix area include 69.1 g/t gold over 3.7 meters including 120 g/t gold over 2.1 meters in the Cardinal structure. Also, within the Phoenix area, a highlight drill hole in the newly identified mineralized trend named the Peregrine Zone intersected 17.3 g/t gold over 8.3 meters.  Please see Figure 2 for an estimate of the royalty boundary proximity to mineralization on Agnico's Fosterville Longitudinal section.

In 2024, Agnico also stated it expects to spend $10.9 million for 38,700 meters of drilling focused on extensions of mineral reserves and mineral resources at Lower Phoenix and Robbins Hill. An additional $11.7 million is budgeted for 36,500 meters of drilling to test new geological targets, including underground extensional exploration at Harrier.

Figure 2: Fosterville Composite Longitudinal Section (Source: Agnico press release dated February 15, 2024)

Metalla holds a 2.5% GVR royalty on the northern and southern extensions of the Fosterville mining license and other areas in the land package.

Endeavor

On February 21, 2024, Polymetals Resources Inc ("Polymetals") announced the expansion of the drill program at the Carpark prospect which intersected upper-level mineralization with alteration similar to the main lodes at Endeavor.

On October 16, 2023, Polymetals released a robust mine restart study at Endeavor. Polymetals declared an initial 10-year mine life producing 9.8 Moz silver, 210 kt zinc and 62 kt lead over life of mine with first concentrate production targeted for H2-2024. The study produced A$201 million in pre-tax net present value at an 8% discount rate and an internal rate of return of 91%, with expenditures estimated to be A$23.7 million.

Metalla holds a 4.0% NSR royalty on lead, zinc and silver produced from Endeavor.

Copper World

On, September 8, 2023, Hudbay announced the results of the 2023 PFS at Copper World. The PFS contemplates four planned open pit mines with a two-phased mine-plan.  A 20-year mine life Phase I plan is expected to produce 92,000 tonnes of copper per year in the first 10 years. Phase II extends the mine life to 44 years through an expansion of the processing facilities, resulting in up to 100,000 tonnes of annual copper production. Hudbay plans to receive the two outstanding operating state permits for Phase I by early 2024. Phase II expands mining activities onto federal land and extends the mine life to 44 years with Phase II average annual copper production of approximately 100,000 tonnes at cash costs and sustaining cash costs of $1.11 and $1.42 per pound of copper, respectively.

Management’s Discussion and Analysis - Page 12

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

Metalla holds a 0.315% NSR royalty on Copper World.

Amalgamated Kirkland and North AK

On February 15, 2024, Agnico announced that production from the Near Surface deposits is planned to be processed at the Macassa mill in the first half of 2024 and at the La Ronde Zone 5 mill in the second half of 2024. Production from the AK deposit, which is expected to begin in the second half of 2024 is planned to be processed at the La Ronde facility. Production from the two deposits is forecast by Agnico to be ~19 Koz in 2024 and between 35 - 50 Koz gold from 2025 to 2028 and Agnico believes that the AK area remains prospective for future mineral resource growth. Additionally, Agnico reported an updated Mineral Reserve estimates of 160 Koz of Probable Reserves at 6.69 g/t gold and updated Mineral Resource estimates of 37 Koz of Indicated Resources at 6.95 g/t gold, and 52 Koz of Inferred Resources at 5.69 g/t gold.

Metalla holds a 0.45% NSR royalty on the Amalgamated Kirkland and North AK properties.

Tocantinzinho

On January 15, 2024, G Mining Ventures Corp. ("G Mining") reported that the Tocantinzinho project is 76% complete and remains on track for commercial production in H2-2024. G Mining also reported that the project remains on budget and is fully funded through completion and ramp-up to commercial production.

Metalla holds a 0.75% GVR royalty on Tocantinzinho.

Wasamac

On February 15, 2024, Agnico reported the results of the 2023 infill and conversion drilling completed at Wasamac with highlight intercepts of 4.9 g/t gold over 13.4 meters, 2.8 g/t gold over 18.8 meters and 4.4 g/t gold over 3.9 meters in the main zone. At the Wildcat zone, significant highlights include 3.6 g/t gold over 20.6 meters and 5.6 g/t golds over 4.1 meters. Agnico plans to spend $2.8 million for 16,700 meters of drilling at Wasamac in 2024 and continues to assess various scenarios to define the optimal mining rate and milling strategy for Wasamac.

Metalla holds a 1.5% NSR royalty on the Wasamac project subject to a buyback of 0.5% for C$7.5 million.

Castle Mountain

On February 21, 2024, Equinox Gold Corp. ("Equinox") reported that 10,993 meters of exploration drilling was completed during the fourth quarter to infill drill at the South Overburden and JSLA dumps for a total of 19,374 meters for 2023. One small target called Green and Gold was tested with 937 meters of drilling. In addition, a surface exploration program of geological mapping and channel sampling is expected to continue in 2024, with the primary goal to sample previously identified mineralization exposed on surface such that data can be used in future mineral resource estimation. Equinox also reported that the mine permitting amendment plan was submitted to the lead county and BLM agencies which reviewed the plan for completeness in early 2023. Work on the preliminary draft Environmental Impact Statement will occur throughout 2024 and 2025.

Metalla holds a 5.0% NSR royalty on the South Domes area of the Castle Mountain mine.

Management’s Discussion and Analysis - Page 13

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

La Guitarra

On February 8, 2024, Sierra Madre Gold & Silver Ltd ("Sierra Madre") provided an update on development progress at La Guitarra, including positive progress on a mine restart study which is due for completion in the second quarter of 2024. In addition, Sierra Madre received a renewal of an explosives permit and all other operating permits remain current and in good standing. The mine restart study will focus on an initial production level of 350 tonnes per day with an evaluation of increasing the circuit to greater than 500 tpd.

Metalla holds a 2.0% NSR Royalty on La Guitarra, subject to a 1.0% buyback for $2.0 million.

La Parrilla

Through multiple press releases dated December 5, 2023, January 4, 2024, January 29, 2024, and February 22, 2024, Silver Storm Mining Ltd. ("Silver Storm") released highlighted intercepts from drilling at La Parrilla of 500 g/t AgEq over 14.8 meters, 1,810 g/t AgEq over 14.6 meters, 1000 g/t AgEq over 5.25 meters and 911 g/t AgEq over 13.05 meters, respectively.

Silver Storm also announced its plan to release a technical study and mine plan to support future restart of mining and processing with a target of mid-2025.

Metalla holds a 2.0% NSR royalty on La Parrilla.

Fifteen Mile Stream

On October 10, 2023, St. Barbara Limited ("St. Barbara") reported results of an updated PFS for Fifteen Mile Stream as a standalone project via the relocation of the Touquoy processing plant. The PFS proposes an eleven-year mine life producing an average of 55-60 Koz per annum at a cash cost of $992/oz. St. Barbara will focus on the preparation of an updated environmental and social impact assessment for the new project design and stated that development could begin as early as 2026.

Metalla holds a 1.0% NSR royalty on the Fifteen Mile Stream project, and 3.0% NSR royalty on the Plenty and Seloam Brook deposits.

Akasaba West

On February 15, 2024, Agnico announced that development of the Akasaba West project is on schedule and on budget to achieve commercial production in early 2024. Akasaba West is expected to contribute approximately 12 Koz of gold and 2.3 Kt of copper per year.

Metalla holds a 2.0% NSR royalty on the Akasaba West project subject to a 210 Koz gold exemption.

Management’s Discussion and Analysis - Page 14

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

Exploration Stage Assets

As at the date of this MD&A, the Company owned an interest in production from a large portfolio of properties that are in the exploration stage including:

Property	Operator	Location	Metal	Terms
Anglo/Zeke	Nevada Gold Mines	Nevada, USA	Au	0.5% GOR
Bancroft	Transition Metals Corp.	Canada	Ni-Cu-PGM	1.0% NSR
Beaudoin	Explor Resources	Timmins, Ontario	Au, Ag	0.4% NSR
Big Island	Voyageur Mineral Explorers	Flin Flon, Manitoba	Au	2.0% NSR
Bint Property	Glencore	Timmins, Ontario	Au	2.0% NSR
Biricu	Minaurum Gold	Guerrero, Mexico	Au, Ag	2.0% NSR
Boulevard	Independence Gold	Dawson Range, Yukon	Au	1.0% NSR
Caldera	Not Applicable	Nevada, USA	Au	1.0% NSR
Camflo Mine	Agnico Eagle Mines	Val d’Or, Quebec	Au	1.0% NSR
Capricho	Solaris Resources	Peru	Au, Ag	1.0% NSR
Carlin East	Ridgeline Minerals	Nevada, USA	Au	0.5% NSR(3)
Colbert/Anglo	Newmont	Timmins, Ontario	Au	2.0% NSR
Copper King	Pacific Empire Minerals	Canada	Cu-Au	1.0% NSR
DeSantis Mine	Canadian Gold Miner	Timmins, Ontario	Au	1.5% NSR
Detour DNA	Agnico Eagle Mines	Cochrane, Ontario	Au	2.0% NSR
Dundonald	Class 1 Nickel	Canada	Ni	1.25% NSR
Edwards Mine	Alamos Gold	Wawa, Ontario	Au	1.25% NSR
Elephant Head	Canadian Gold Miner	Canada	Au	1.0% NSR(2)
Fenn Gibb South	Mayfair Gold	Timmins, Ontario	Au	1.4% NSR
Fortuity 89	Not Applicable	Nevada, USA	Au	2.0% NSR
Golden Brew	Highway 50 Gold	Nevada, USA	Au	0.5% NSR
Golden Dome	Warriedar Resources	Nevada, USA	Au	2.0% NSR(3)
Goodfish Kirana	Kirkland Gold Discoveries	Kirkland Lake, Ontario	Au	1.0% NSR
Green Springs	Contact Gold	Nevada, USA	Au	2.0% NSR
Homathko	Transition Metals Corp.	Canada	Au	1.0% NSR
Hot Pot/Kelly Creek	Nevada Exp./Austin Gold	Nevada, USA	Au	1.5% NSR(2)(3)
Island Mountain	Tuvera Exploration	Nevada, USA	Au	2.0% NSR(3)
Janice Lake	Rio Tinto/Forum Energy	Canada	Cu-Ag	1.0% NSR(2)
Jersey Valley	Not Applicable	Nevada, USA	Au	2.0% NSR
Kings Canyon	Pine Cliff Energy	Utah, USA	Au	2.0% NSR
Kirkland-Hudson	Agnico Eagle Mines	Kirkland Lake, Ontario	Au	2.0% NSR
La Luz	First Majestic	San Luis Potosi, Mexico	Ag	2.0% NSR
Los Patos	Private	Venezuela	Au	1.5% NSR
Los Tambos	Pucara Res.	Peru	Au	1.0% NSR
Maude Lake	Transition Metals Corp.	Canada	Ni-Cu-PGM	1.0% NSR
Mirado Mine	Orefinders	Kirkland Lake, Ontario	Au	1.0% NSR(1)
Montclerg	GFG Resources	Timmins, Ontario	Au	1.0% NSR
Northshore West	Newpath Resources Inc	Thunderbay, Ontario	Au	2.0% NSR
Nub East	Pacific Empire Minerals	Canada	Cu-Au	1.0% NSR
NWT	Pacific Empire Minerals	Canada	Cu-Au	1.0% NSR
Orion	Minera Frisco	Nayarit, Mexico	Au, Ag	2.75% NSR(4)
Pelangio Poirier	Pelangio Exploration	Timmins, Ontario	Au	1.0% NSR
Pine Valley	Nevada Gold Mines	Nevada, USA	Au	3.0% NSR
Pinnacle	Pacific Empire Minerals	Canada	Cu-Au	1.0% NSR
Pucarana	Buenaventura	Peru	Au	1.8% NSR(1)
Puchildiza	Not Applicable	Chile	Au	1.5% NSR
Red Hill	NuLegacy Gold Corp.	Nevada, USA	Au	1.5% GOR
Ronda	Platinex	Shining Tree, Ontario	Au	2.0% NSR(2)
Saturday Night	Transition Metals Corp.	Canada	Ni-Cu-PGM	1.0% NSR
Sirola Grenfell	Record Gold Corp.	Kirkland Lake, Ontario	Au	0.25% NSR
Solomon’s Pillar	Private	Greenstone, Ontario	Au	1.0% NSR
Tower Mountain	Thunder Gold Corp.	Thunder Bay, Ontario	Au	2.0% NSR
TVZ Zone	Newmont	Timmins, Ontario	Au	2.0% NSR
West Matachewan	Laurion/Canadian Gold	Canada	Au	1.0% NSR(2)
Wollaston	Transition Metals Corp	Canada	Cu-Ag	1.0% NSR

(1) Option to acquire the underlying and/or additional royalty.

(2) Subject to partial buy-back and/or exemption.

(3) Subject to fixed royalty payments.

(4) Subject to closing conditions.

Management’s Discussion and Analysis - Page 15

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

Below are updates during the three months ended December 31, 2023, and subsequent period to certain exploration assets, based on information publicly filed by the applicable project owner:

Montclerg

On December 5, 2023, and January 17, 2024, GFG Resources Inc. reported highlight intercepts of 4.79 g/t gold over 12.8 meters and 3.09 g/t gold over 12.8 meters at the Montclerg deposit in Timmins, Ontario.

Metalla holds a 1.0% NSR royalty on the Montclerg property.

Camflo

On October 26, 2023, Agnico reported that the next phase of exploration drilling began at the Camflo property. On June 20, 2023, Agnico reported that it completed more than 14,000 meters of drilling, which marks the first exploration drill program since the 1.6 Moz past-producing deposit was closed in 1992. Significant results reported over multiple zones include 1.5 g/t gold over 81 meters, 3.3 g/t gold over 38.7 meters, 3.2 g/t gold over 16.2 meters, 3.7 g/t gold over 7.1 meters, and 1.6 g/t gold over 20.3 meters. The second phase of exploration drilling at Camflo will test for potential lateral extensions of mineralization and infill known zones. Agnico believes the mineralization could be mined via an open-pit and processed at the Canadian Malartic Mill, 4 Km away.

Metalla holds a 1.0% NSR royalty on the Camflo mine, located ~4km northeast of the Canadian Malartic operation.

Detour DNA

On February 15, 2024, Agnico reported underground drilling at Detour over a 2.5 km strike length west of the Detour West reserve pit margin. Highlights include 18.3 g/t gold over 12.6 meters, 7.8 g/t gold over 2.7 meters, and 6 g/t gold over 22.4 meters.

Metalla holds a 2.0% NSR royalty on the Detour DNA property which is approximately 7 km west of the Detour West reserve pit margin.

Management’s Discussion and Analysis - Page 16

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

Production and Sales from Royalties and Streams

The following table summarizes the attributable GEOs sold by the Company's royalty partners, including any amounts related to derivative royalty assets:

	Year ended
	December 31,
	2023	2022
Attributable GEOs(1) during the period from:
Higginsville(2)	1,476	1,324
Wharf	1,008	639
El Realito	1,066	226
La Encantada	259	-
Aranzazu	67	-
NLGM(3)	113	101
COSE	-	123
Joaquin	-	268
Total attributable GEOs(1)	3,989	2,681

(1) For the methodology used to calculate attributable GEOs, see Non-IFRS Financial Measures.

(2) The Higginsville PP royalty is accounted for as a derivative royalty asset, as such any payments received under this royalty are treated as a reduction in the carrying value of the asset on the statement of financial position and not shown as revenue on the Company's statement of profit and loss. However, operationally the Company is paid for the ounces sold similar to the Company's other royalty interests, therefore the results have been included here for more accurate comparability and to allow the reader to accurately analyze the operations of the Company. For additional details on the derivative royalty asset see Note 5 of the Company's consolidated financial statements for the year ended December 31, 2023. The Higginsville participation royalty has reached the full 34,000 gold ounces threshold and is no longer payable to Metalla.

(3) Adjusted for the Company's proportionate share of NLGM held by Silverback.

OUTLOOK

Primary sources of cash flows from royalties and streams for 2024 are expected to be Wharf, Aranzazu, El Realito, NLGM, Tocantinzinho, Amalgamated Kirkland, and La Encantada. In 2024, the Company expects 2,500 to 3,500 attributable GEOs (1).

(1) For the methodology used to calculate attributable GEOs, see Non-IFRS Financial Measures.

Management’s Discussion and Analysis - Page 17

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

SUMMARY OF QUARTERLY RESULTS

The following table provides selected financial information for the eight most recently completed financial quarters up to December 31, 2023:

	Three months ended
	December 31,	September 30,	June 30,	March 31,
	2023	2023	2023	2023
Revenue from royalty and stream interests	$1,296	$1,359	$959	$981
Net loss	1,867	2,127	487	1,356
Loss per share - basic and diluted	0.03	0.04	0.01	0.03
Weighted average shares outstanding – basic	65,271,084	52,839,197	52,224,188	50,514,392

	Three months ended
	December 31,	September 30,	June 30,	March 31,
	2022	2022	2022	2022
Revenue from royalty and stream interests	$628	$656	$460	$669
Net loss	4,788	2,538	1,371	2,232
Loss per share - basic and diluted	0.11	0.06	0.03	0.05
Weighted average shares outstanding – basic	45,500,634	44,828,356	44,583,515	44,271,600

Changes in revenues, net income (loss), and cash flows on a quarter-by-quarter basis are affected primarily by changes in production levels and the related commodity prices at producing mines, acquisitions of royalties and streams, as well as the commencement or cessation of mining operations at mines the Company has under royalty and stream agreements.

A summary of material changes impacting the Company's quarterly results are discussed below:

  For the three months ended December 31, 2023, revenue and net loss remained roughly consistent with the prior period as the primary sources of revenue remained unchanged.
  For the three months ended September 30, 2023, revenue increased compared to the prior period due to higher GEOs delivered from El Realito and La Encantada.  Net loss was higher than the previous period as the prior quarter had a gain on sale of mineral claims, offset by higher revenue in the current period.
  For the three months ended June 30, 2023, revenue remained roughly consistent with the prior period as the primary sources of revenue remained unchanged. Net loss was lower than previous periods due to the gain on sale of mineral claims, offset by an impairment charge on the Del Carmen royalty.
  For the three months ended March 31, 2023, revenue increased with the start of payments from La Encantada, and a ramp up at El Realito.  Net loss was lower than the previous periods primarily due to no impairment charges during the period.
  For the three months ended December 31, 2022, revenue remained roughly consistent with the prior period as the primary sources of revenue remained unchanged. Net loss was higher than previous periods due to the impairment charges on the Joaquin and COSE royalties.
  For the three months ended September 30, 2022, revenue remained roughly consistent with the prior period as the COSE royalty ended and the El Realito royalty started making payments. Net loss for the period was higher due to the impairment charge on the Joaquin royalty.
  For the three months ended June 30, 2022, revenue was roughly consistent with prior periods as the primary sources of revenue remained unchanged. Net loss was lower than previous periods due to the reduction in share-based payments expense related to the vesting conditions of the Company's previously issued stock options and restricted share units.
  For the three months ended March 31, 2022, revenue and net loss roughly consistent compared to the previous quarter as the primary sources of revenue remained unchanged being the Wharf, COSE and Joaquin royalties.
Management’s Discussion and Analysis - Page 18

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

RESULTS OF OPERATIONS

Three Months Ended December 31, 2023

The Company's net loss totaled $1.9 million for the three months ended December 31, 2023 ("Q4 2023"), compared with a net loss of $4.8 million for the three months ended December 31, 2022 ("Q4 2022").

Significant items impacting the change in net loss included the following:

  an increase in gross profit from $0.2 million in Q4 2022 to $0.6 million in Q4 2023, primarily due to higher revenue amounts in Q4 2023;
  a decrease in royalty interest impairments from $2.0 million in Q4 2022 to $Nil in Q4 2023 as the Company had no impairment charges in the current period; and
  an increase in share of net income on Silverback from a loss of $0.7 million in Q4 2022 to income of less than $0.1 million in Q4 2023, related to a one-time catch-up depletion charge of $0.6 million that was recorded in Q4 2022.

Year Ended December 31, 2023

The Company's net loss totaled $5.8 million for the year ended December 31, 2023 ("2023 YTD"), compared with a net loss of $10.9 million for the year ended December 31, 2022 ("2022 YTD").

Significant items impacting the change in net loss included the following:

  an increase in gross profit from $0.6 million in 2022 YTD to $2.2 million in 2023 YTD, primarily due to higher revenue amounts in 2023 YTD;
  a decrease in royalty interest impairments from $3.7 million in 2022 YTD to $2.4 million in 2023 YTD as the Company had lower impairment charges in the current year;
  an increase in market-to-market gains on the derivative loan liabilities from $Nil in 2022 YTD to $0.7 million in 2023 YTD, this is related to the derivative loan liabilities that were recognized in May 2023 upon modification of the Beedie Loan Facility. Additionally, the Company recorded a charge of $1.7 million in 2023 YTD related to the modifications of the Beedie Loan Facility compared to gain of $0.3 million in 2022 YTD;
  the Company recorded a one-time gain of $5.1 million in 2023 YTD related to the sale of mineral claims; and
  an increase in income taxes from less than $0.1 million in 2022 YTD to $1.4 million in 2023 YTD, primarily related to taxes due from the sale of the mineral claims.

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders' equity and long-term debt as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to add value for shareholders and benefits for other stakeholders.

The Company's cash balance as at December 31, 2023, was $14.1 million (December 31, 2022 - $4.6 million) and its working capital was $10.7 million (December 31, 2022 - $3.0 million). The Company manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company believes it will have access to sufficient resources to undertake its current business plan for the next twelve months. In order to meet its capital requirements, the Company's primary sources of cash flows are expected to be from the Wharf, Aranzazu, El Realito, La Encantada, Tocantinzinho, Amalgamated Kirkland, NLGM royalties and streams, drawdowns under the Beedie Loan Facility, and public and/or private placements. The Company may also enter into new debt agreements, or sell non-core assets.

Management’s Discussion and Analysis - Page 19

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

During the year ended December 31, 2023, cash increased by $9.6 million. The increase was due to cash provided by financing activities of $12.8 million, cash provided by operating activities of $0.5 million, and offset by cash used in investing activities of $3.6 million. Exchange rate changes had an impact on cash of $0.2 million.

Debt

Convertible Loan Facility

In March 2019, the Company entered into a convertible loan facility with Beedie to fund acquisitions of new royalties and streams which has subsequently been amended from time to time. The loan facility bears interest on amounts advanced and a standby fee on funds available. Funds advanced are convertible into Common Shares at Beedie's option, with the conversion price determined at the date of each drawdown or at the conversion date (in the case of the conversion of accrued and unpaid interest).

In August 2022, the Company and Beedie closed a first supplemental loan agreement to extend the maturity date of the loan facility from April 22, 2023, to January 22, 2024. In consideration for the extension the Company incurred a fee of C$0.2 million (the "Loan Extension Fee") convertible into Common Shares at a conversion price of C$7.34 per share.  Upon closing of the First Amendment, the Company recognized a gain of $0.3 million to reflect the change required in the amortized cost of the liability using the effective interest method over a longer period of time. Following the closing of the supplemental loan agreement the Company had C$5.0 million outstanding with a conversion price of C$14.30 per share (the "Third Drawdown"), C$3.0 million outstanding with a conversion price of C$11.16 per share (the "Fourth Drawdown"), C$0.2 million outstanding with a conversion price of C$7.34 per share from the Loan Extension Fee, and had C$12.0 million available under the loan facility. All future advances will have a minimum amount of C$2.5 million and each advance will have its own conversion price based on a 20% premium to the 30-day Volume-Weighted Average Price (“VWAP”) of the Company's shares on the earlier of the announcement of such advance and the funding date of such advance.

In May 2023, the Company and Beedie closed a second supplemental loan agreement to amend the loan facility by:

i. extending the maturity date to May 10, 2027;

ii. increasing the loan facility by C$5.0 million from C$20.0 million to C$25.0 million;

iii. increasing the interest rate from 8.0% to 10.0% per annum;

iv. amending the conversion price of the Fourth Drawdown from C$11.16 per share to C$8.67 per share, being a 30% premium to the 30-day VWAP of the Company shares measured at market close on the day prior to announcement of the amendment;

v. amending the conversion price of C$4.0 million of the Third Drawdown from C$14.30 per share to C$7.33 per share, being the 5-day VWAP of the Company shares measured at market close on the day prior to announcement of the amendment, and converting the C$4.0 million into shares at the new conversion price.  Upon closing the Company issued Beedie 545,702 Common Shares for the conversion of the C$4.0 million; and

vi. amending the conversion price of the remaining C$1.0 million of the Third Drawdown from C$14.30 per share to C$8.67 per share, being to the 30-day VWAP of the Company shares measured at market close on the day prior to announcement of the amendment.

The amendment was considered a substantial modification of the loan facility, and for accounting purposes, the existing debt instruments were extinguished, and the new debt instruments were recognized at fair value on the amendment date. The difference in value between the amount that was retired for the old debt instrument and the amount recorded for the new debt instrument, taking into account the modification in conversion price to induce conversion of part of the old debt instrument, was recorded as a loss on extinguishment of loan payable of $1.4 million. Transaction costs of $0.1 million incurred were included in the loss on extinguishment of loan payable.

The conversion feature, prepayment options, and availability of credit under the new loan facility (together the "Derivative Loan Liabilities") have all been determined to be non-cash embedded derivatives that are not closely related to the principal amounts due under the loan facility, and as such are bifurcated from the loan facility and the Derivative Loan Liabilities will be accounted for at fair value through profit and loss. The debt portion of the loan facility along with any transaction costs and fees directly attributable to the loan facility will be included in the respective effective interest rate calculation for the debt portion and will be measured at amortized cost. Upon initial recognition on May 19, 2023, the Derivative Loan Liabilities were assigned a fair value of $0.4 million, and the debt portion of the liability was assigned a fair value at $2.7 million for a total face value of $3.1 million (C$4.2 million), with an implied effective interest rate of 14.6%.

Management’s Discussion and Analysis - Page 20

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

Effective December 1, 2023, Metalla and Beedie entered into an amended and restated convertible loan facility agreement to amend and restate the loan facility. Pursuant to the A&R Loan Facility, the parties agreed to:

i. increase the maximum aggregate principal amount of the A&R Loan Facility from C$25.0 million to C$50.0 million;

ii. amend the conversion price of the of the C$4.2 million outstanding balance to a conversion price of C$6.00 per share under the A&R Loan Facility;

iii. drawdown a further C$12.2 million with a conversion price of C$6.00 per share to refinance the principal amount due under the Nova Loan Facility (the total C$16.4 million, comprised of the C$4.2 million outstanding balance plus the C$12.2 million additional drawdown being the "Principal Amount");

iv. drawdown C$2.0 million from the A&R Loan Facility to refinance the accrued and unpaid interest outstanding under the Nova Loan Facility at the close of the Nova Transaction with a conversion price equal to the market price of the shares of Metalla at the time of conversion (the "Accrued Interest Amount");

v. drawdown C$0.8 million to refinance the accrued and unpaid fees outstanding under the Nova Loan Facility at the close of the Nova Transaction, with such amounts not being convertible into Common Shares (the "Accrued Fees Amount");

vi. establish an 18-month period during which the interest of 10.0% per annum compounded monthly will be added to Accrued Interest Amount having a conversion price equal to the market price of the shares of Metalla at the time of conversion, and on June 1, 2025, reverting to a cash interest payment of 10.0% on a monthly basis.;

vii. incur an amendment fee of C$0.1 million and any outstanding costs and expenses are to be paid by Metalla; and

viii. update the existing security arrangements to include security provided by Nova and certain other subsidiaries of Metalla and Nova for the A&R Loan Facility, along with updated security arrangements at Metalla to reflect developments in our business.

On December 1, 2023, following the changes to the A&R Facility and the drawdown of the C$12.2 million, the Derivative Loan Liabilities were remeasured and were assigned a fair value of $0.9 million, and the debt portion was assigned a fair value of $11.2 million for a total face value of $12.1 million (C$16.4 million). The debt portion, including any directly attributable transaction costs and fees will be accounted for at amortized cost using the implied effective interest rate of 14.6%. The Accrued Interest Amount and the Accrued Fees Amount under the A&R Loan Facility are both accounted for as loans payable which were initially valued at fair value and subsequently measured at amortized cost and are included in the total A&R Loan Facility balance.

As at December 31, 2023, under the A&R Loan Facility, the Company had C$16.4 million outstanding from the Principal Amount with a conversion price of C$6.00 per share, C$2.1 million outstanding from the Accrued Interest Amount with a conversion price equal to the market price of the Common Shares of Metalla at the time of conversion, C$0.8 million outstanding from the Accrued Fees Amount which is not convertible into Common Shares, and had C$30.9 million available under the A&R Loan Facility with the conversion price to be determined on the date of any future advances.

Subsequent to December 31, 2023, on February 20, 2024, Beedie elected to convert C$1.5 million of the Accrued Interest Amount into Common Shares at a conversion price of C$3.49 per share, being the closing price of the shares of Metalla on the TSX-V on February 20, 2024, for a total of 429,800 Common Shares which were issued on March 19, 2024.

Other Loans

In connection with the Castle Mountain acquisition in October 2021, the Company entered into a $5.0 million loan agreement (the "Castle Mountain Loan") with the arm's length seller bearing interest at a rate of 4.0% per annum until fully repaid on June 1, 2023. On March 30, 2023, the Company signed an amendment with the arm's length seller of the Castle Mountain royalty to extend the maturity date of the Castle Mountain Loan from June 1, 2023, to April 1, 2024.  As part of the amendment, on March 31, 2023, the Company paid all accrued interest on the loan, and effective April 1, 2023, the interest rate increased to 12.0% per annum, and the principal and accrued interest will be repaid no later than April 1, 2024. On July 7, 2023, the Company paid all accrued interest due at the time on the Castle Mountain Loan and made a principal repayment of $4.3 million and as at December 31, 2023, had a total of $0.7 million of principal and accrued interest owing on the Castle Mountain Loan.

Management’s Discussion and Analysis - Page 21

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

Cash Flows from Operating Activities

During the year ended December 31, 2023, cash provided by operating activities was $0.5 million and was primarily the result of a net loss of $5.8 million, partially offset by $5.2 million for items not affecting cash, payments received from derivative royalty assets of $2.7 million, taxes paid of $0.8 million, and a $0.8 million decrease in non-cash working capital items. During the year ended December 31, 2022, cash used in operating activities was less than $0.1 million and was primarily the result of a net loss of $10.9 million, partially offset by $9.4 million for items not affecting cash, payments received from derivative royalty assets of $2.4 million, taxes paid of $0.3 million, and by a $0.6 million decrease in non-cash working capital items.

Cash Flows from Investing Activities

During the year ended December 31, 2023, cash used in the Company's investing activities was $3.6 million and was primarily related to acquisition of royalties and streams of $8.8 million, offset by the sale of mineral claims of $5.0 million. During the year ended December 31, 2022, cash used in the Company's investing activities was $1.3 million and was primarily related to the acquisition of royalties and streams.

Cash Flows from Financing Activities

During the year ended December 31, 2023, cash provided by the Company's financing activities was $12.8 million, which was primarily comprised of $11.1 million from the Equity Placement, $4.1 million in net proceeds from the At-The-Market equity programs, $0.4 million from the exercise of stock options, partially offset by $1.2 million in dividend payments, and $1.7 million in finance charges and interest payments. During the year ended December 31, 2022, cash provided by the Company's financing activities was $3.8 million, which was primarily comprised of $4.1 million in net proceeds from the At-The-Market equity programs, $0.3 million from the exercise of stock options, partially offset by $0.6 million of finance charges and interest payments.

At-The-Market Equity Programs

2022 ATM Program

On May 27, 2022, the Company announced that it had entered into an equity distribution agreement (the "2022 Distribution Agreement") with a syndicate of agents (collectively, the "Agents") to establish an At-The-Market equity program (the "2022 ATM Program"). Under the 2022 ATM Program, the Company could distribute up to $50.0 million (or the equivalent in Canadian Dollars) in Common Shares (the "Offered Shares"). The Offered Shares were sold by the Company, through the Agents, to the public from time to time, at the Company's discretion, at the prevailing market price at the time of sale. The net proceeds from the 2022 ATM Program were used to finance the future purchase of royalties and streams and for general working capital purposes.

The 2022 ATM Program and the 2022 Distribution Agreement were terminated by the Company on December 28, 2023. During the three months ended December 31, 2023, the Company did not distribute any Common Shares under the 2022 ATM Program. From inception to termination on December 28, 2023, the Company distributed 1,328,079 Common Shares under the 2022 ATM Program at an average price of $5.01 per share for gross proceeds of $6.6 million, with aggregate commissions paid or payable to the Agents and other share issue costs of $0.6 million, resulting in aggregate net proceeds of $6.0 million. The remaining $43.4 million of Common Shares not sold under the 2022 ATM Program are no longer available for sale and will not be issued.

Management’s Discussion and Analysis - Page 22

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

2021 ATM Program

On May 14, 2021, the Company announced that it had entered into an equity distribution agreement (the "2021 Distribution Agreement") with a syndicate of agents (collectively, the "2021 Agents") to establish an At-The-Market equity program (the "2021 ATM Program"). Under the 2021 ATM Program, the Company could distribute up to $35.0 million (or the equivalent in Canadian Dollars) in Common Shares (the "2021 Offered Shares"). The 2021 Offered Shares were sold by the Company, through the 2021 Agents, to the public from time to time, at the Company's discretion, at the prevailing market price at the time of sale. The net proceeds from the 2021 ATM Program were used to finance the purchase of royalties and streams and for general working capital purposes.

The 2021 ATM Program and the 2021 Distribution Agreement were terminated on May 12, 2022.  From inception on May 14, 2021, to termination on May 12, 2022, the Company distributed 1,990,778 Common Shares under the 2021 ATM Program at an average price of $8.18 per share for gross proceeds of $16.3 million, with aggregate commissions paid or payable to the 2021 Agents and other share issue costs of $1.0 million, resulting in aggregate net proceeds of $15.3 million. The remaining $18.7 million of Common Shares not sold under the 2021 ATM Program are no longer available for sale and will not be issued.

Outstanding Share Data

As at the date of this MD&A the Company had the following:

  91,448,659 Common Shares issued and outstanding;
  4,665,797 stock options outstanding with a weighted average exercise price of C$7.02; and
  936,041 unvested restricted share units.

Dividends

The Company's long-term goal is to pay out dividends with a target rate of up to 50% of the annualized operating cash flow of the Company, however, the timing and amount of the payment of a dividend is determined by the Board of Directors by taking into account many factors, including (but not limited to), an increase and stabilization in operating cash flows, and the potential capital requirements related to acquisitions. Going forward, the Board of Directors of the Company will continually assess the Company's business requirements and projected cash flows to make a determination on whether to pay dividends in respect of a particular quarter during its financial year.

In July 2023, the Company announced the sale of the Pine Valley property for $5.0 million, while retaining a 3.0% NSR royalty on the property.  Concurrent with the sale of the property, the Company declared a special dividend of $1.2 million (C$0.03 per share) with a record date of August 1, 2023, to allow shareholders to benefit from the sale of the property.

Requirement for additional financing

Management believes that the Company’s current operational requirements and capital investments can be funded from existing cash, cash generated from operations, and funds available under the A&R Loan Facility. If future circumstances dictate an increased cash requirement and the Company elects not to delay, limit, or eliminate some of its plans, the Company may raise additional funds through debt financing, the sale of non-core assets, the issuance of hybrid debt-equity securities, or additional equity securities. The Company has relied on equity financings and loans for its acquisitions, capital expansions, and operations. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company’s growth and success may be dependent on external sources of financing which may not be available on acceptable terms.

Management’s Discussion and Analysis - Page 23

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

TRANSACTIONS WITH RELATED PARTIES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

Key management compensation for the Company consists of remuneration paid to management (which includes Brett Heath, the Chief Executive Officer, and Saurabh Handa, the Chief Financial Officer) for services rendered and compensation for members of the Board of Directors (which includes Lawrence Roulston, Alexander Molyneux, James Beeby, Amanda Johnston, and previously included Terry Krepiakevich (ret. effective May 22, 2022), Douglas Silver (res. effective May 17, 2023), and E.B. Tucker (ret. effective December 5, 2023) in their capacity as directors of the Company.

The Company's key management compensation was as follows:

	Year ended
	December 31,
	2023	2022
Salaries and fees	$1,718	$1,304
Share-based payments	1,560	2,096
	$3,278	$3,400

As at December 31, 2023, the Company had $0.6 million due to directors and management related to remuneration and expense reimbursements, which have been included in accounts payable and accrued liabilities. As at December 31, 2023, the Company had $Nil due from directors and management.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

PROPOSED TRANSACTIONS

While the Company continues to pursue further transactions, there are no binding transactions of a material nature that have not already been disclosed publicly.

Management’s Discussion and Analysis - Page 24

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

COMMITMENTS

Contractual Commitments

As at December 31, 2023, the Company had the following contractual commitments:

	Less than	1 to	Over
	1 year	3 years	3 years	Total
Trade and other payables	$5,394	$-	$-	$5,394
Loans payable principal and interest payments(1)	351	3,355	17,457	21,163
Payments related to acquisition of royalties and streams(2)(3)(4)	1,618	2,500	-	4,118
Total commitments	$7,363	$5,855	$17,457	$30,675

(1) Payments required to be made on the A&R Loan Facility based on the closing balance as at December 31, 2023.

(2) Payment required for the Castle Mountain Loan including accrued interest.

(3) Payment required for the royalty on the Lama project of $2.5 million, payable in cash or Common Shares within 90 days upon the earlier of a 2 Moz gold Mineral Reserve estimate on the royalty area or March 9, 2026.

(4) Payment required for the Copper World acquisition of $0.9 million, payable by July 2024.

Contingent Commitments

In addition to the contractual commitments above, the Company could in the future have additional commitments payable in cash and/or shares related to the acquisition of royalty and stream interests. However, these payments are subject to certain triggers or milestone conditions that had not been met as of December 31, 2023.

As at December 31, 2023, the Company had the following contingent commitments:

  the Company is obligated to make additional potential payments in connection with its acquisition of its royalty on the CentroGold project of $7.0 million payable in Common Shares upon receipt of all project licenses, the lifting or extinguishment of the injunction imposed on the CentroGold project with no pending appeals and, if necessary, the completion of any and all community relocations, and $4.0 million in cash upon the achievement of commercial production at the project;
  the Company is obligated to make additional potential payments in connection with its acquisition of its royalty on the NuevaUnión copper-gold project of $2.0 million in cash and $2.0 million in Common Shares upon achievement of commercial production at the La Fortuna deposit in Chile;
  the Company is obligated to make additional potential payments in connection with its acquisition of its royalty on the Hoyle Pond Extension property, the Timmins West Extension property, and the DeSantis Mine property totalling C$5.0 million in cash and Common Shares upon achievement of various production milestones; and
  The Company is obligated to make additional potential payments in connection with its acquisition of its royalty on Vizcachitas of $4.5 million payable in Common Shares upon the first to occur of: (i) Los Andes Copper or its successors or assign makes a fully-financed construction decision on the Vizcachitas project; (ii) Los Andes Copper or its successor or assign enters into an earn-in transaction with respect to the Vizcachitas project or for Los Andes Copper itself, with a third party, for a minimum interest of 51%; or (iii) Los Andes Copper or its successor or assign sells the Vizcachitas project or  Los Andes Copper to an arms' length third party.
Management’s Discussion and Analysis - Page 25

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

FINANCIAL INSTRUMENTS

Classification

The Company classified its financial instruments as follows:

	As at
	December 31,	December 31,
	2023	2022
Financial assets
Amortized cost:
Cash	$14,107	$4,555
Royalty, derivative royalty, and stream receivables	2,482	1,190
Other receivables	329	316
Fair value through profit or loss:
Derivative royalty asset	-	2,182
Marketable securities	295	30
Total financial assets	$17,213	$8,273

Financial liabilities
Amortized cost:
Trade and other payables	$5,394	$1,286
Loans payable	13,725	10,585
Acquisition payable	2,928	-
Fair value through profit or loss:
Derivative loan liabilities	561	-
Total financial liabilities	$22,608	$11,871

The Company's activities expose it to financial risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are credit risk, liquidity risk, and currency risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

Fair value

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

a) Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

b) Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

c) Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Cash, accounts receivables (royalty, derivative royalty, and stream receivables, and other receivables), and accounts payable (trade and other payables), are carried at amortized cost. Their carrying value approximated their fair value because of the short-term nature of these instruments or because they reflect amounts that are receivable to the Company without further adjustments. Marketable securities are carried at fair value and are classified within Level 1 of the fair value hierarchy.

Loans payable and acquisition payables are carried at amortized cost. The fair values of the Company's loans payable are approximated by their carrying values as the interest rates are comparable to market interest rates. The derivative loan liabilities are carried at fair value, and were valued using a Black-Scholes option pricing model and a swaption model with inputs that are not observable (See Note 8 of the Company's consolidated financial statements for the year ended December 31, 2023). Therefore, the derivative loan liabilities were classified within Level 3 of the fair value hierarchy.

Management’s Discussion and Analysis - Page 26

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

Credit risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company's cash deposits are primarily held with a Canadian chartered bank. Receivables include goods and service tax refunds due from the Canadian federal government. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not declined significantly from the prior year.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. The maturities of the Company's loan liabilities are disclosed in Note 4 and Note 8 of the Company's consolidated financial statements for the year ended December 31, 2023. All current liabilities are settled within one year.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada, Australia, Argentina, Mexico, and the United States and incurs expenditures in currencies other than United States dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at December 31, 2023, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the United States dollar against the Canadian dollar, Australian dollar, Argentinian peso, and Mexican peso would result in an increase/decrease in the Company's pre-tax income or loss of $0.1 million.

Management’s Discussion and Analysis - Page 27

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

NON-IFRS FINANCIAL MEASURES

The Company has included, in this document, certain performance measures, including (a) attributable GEOs, (b) average cash cost per attributable GEO, (c) average realized price per attributable GEO, (d) operating cash margin per attributable GEO, which is based on the two preceding measures, and (e) adjusted EBITDA. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Attributable Gold Equivalent Ounces (GEOs)

Attributable GEOs are composed of gold ounces attributable to the Company, plus an amount calculated by taking the revenue earned by the Company in the period from payable silver, copper and other metal ounces attributable to the Company divided by the average London fix price of gold for the relevant period, plus an amount calculated by taking the cash received or accrued by the Company in the period from the derivative royalty asset divided by the average London fix gold price for the relevant period.  Included in the calculation of attributable GEOs is any cash received from the Higginsville PP royalty, which is accounted for as a derivative royalty asset, as such any payments received under this royalty are treated as a reduction in the carrying value of the asset on the Company's statement of financial position and not shown as revenue on the Company's statement of profit and loss.  However, operationally as the Company receives payment similar to the Company's other royalty interests, the results have been included here for more accurate comparability and to allow the reader to accurately analyze the operations of the Company. For additional details on the derivative royalty asset see Note 5 of the Company's consolidated financial statements for the year ended December 31, 2023.

Attributable GEOs are composed of:

  payable gold ounces attributable to the Company; plus
  an amount calculated by taking the revenue earned by the Company in the period from payable silver, copper, and other base metal ounces attributable to the Company, divided by the average London fix price of gold for the relevant period; plus an amount calculated by taking the cash received or accrued by the Company in the period from the derivative royalty asset divided by the average London fix gold price for the relevant period.

The Company presents attributable GEOs as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis.

Average cash cost per attributable GEO

Average cash cost per attributable GEO is calculated by dividing the Company's total cash cost of sales, excluding depletion by the number of attributable GEOs. The Company presents average cash cost per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis.

The Company's average cash cost per attributable GEO was:

	Year ended
	December 31,
	2023	2022
Cost of sales for NLGM(1)	$22	$18
Total cash cost of sales	22	18
Total attributable GEOs	3,989	2,681
Average cash cost per attributable GEO	$6	$7

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback.

Management’s Discussion and Analysis - Page 28

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

Average realized price per attributable GEO

Average realized price per attributable GEO is calculated by dividing the Company's revenue, excluding any revenue earned from fixed royalty payments, and including cash received or accrued in the period from derivative royalty assets, by the number of attributable GEOs sold.

The Company presents average realized price per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

The Company's average realized price per attributable GEO was:

	Year ended
	December 31,
	2023	2022
Royalty revenue (excluding fixed royalty payments)	$4,360	$2,165
Payments from derivative assets(3)	2,866	2,384
Revenue from NLGM(1)	220	182
Sales from stream and royalty interests	7,446	4,731
Total attributable GEOs sold	3,989	2,681
Average realized price per attributable GEO	$1,867	$1,765

Operating cash margin per attributable GEO(2)	$1,861	$1,758

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback.

(2) Operating cash margin per attributable GEO is calculated by subtracting from the average realized price per attributable GEO, the average cash cost per attributable GEO.

(3) The Higginsville PP royalty was accounted for as a derivative royalty asset, as such any payments received under this royalty are treated as a reduction in the carrying value of the asset on the statement of financial position and not shown as revenue on the Company's statement of profit and loss. However, operationally the Company was paid for the ounces sold similar to the Company's other royalty interests, therefore the results have been included here for more accurate comparability and to allow the reader to accurately analyze the operations of the Company. For additional details on the derivative royalty asset see Note 5 of the Company's consolidated financial statements for the year ended December 31, 2023. The Higginsville participation royalty has reached the full 34,000 gold ounces threshold and is no longer payable to Metalla.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure which excludes from net income taxes, finance costs, depletion, impairment charges, foreign currency gains/losses, share based payments, and non-recurring items. Management uses Adjusted EBITDA to evaluate the Company's operating performance, to plan and forecast its operations, and assess leverage levels and liquidity measures. The Company presents Adjusted EBITDA as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. However, Adjusted EBITDA does not represent, and should not be considered an alternative to net income (loss) or cash flow provided by operating activities as determined under IFRS.

Management’s Discussion and Analysis - Page 29

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

The Company's Adjusted EBITDA was:

	Year ended
	December 31,
	2023	2022
Net loss	$(5,837)	$(10,928)
Adjusted for:
Royalty interest impairment	2,355	3,660
Gain on sales of mineral claims	(5,093)	-
Interest expense	1,170	1,288
Finance charges	206	138
Loss (gain) on modification of loan payable	1,658	(346)
Income tax provision	1,361	42
Depletion	2,389	1,808
Foreign exchange loss (gain)	610	(35)
Share-based payments (1)	2,255	2,881
Adjusted EBITDA	$1,074	$(1,492)

(1) Includes stock options and restricted share units.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in conformance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The Company's material accounting policies and estimates are disclosed in Note 2 of the Company's consolidated financial statements for the year ended December 31, 2023.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company's Disclosure Controls and Procedures ("DCP") are designed to ensure that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate to allow timely decisions regarding required disclosure.

The Company's management, with the participation of the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company's DCP as defined under the Exchange Act, as at December 31, 2023. Based upon the results of that evaluation, the CEO and CFO have concluded that, as at December 31, 2023, the Company's disclosure controls and procedures were effective.

Internal Controls Over Financial Reporting

Management of the Company, with participation of the CEO and CFO, is responsible for establishing and maintaining adequate Internal Control over Financial Reporting ("ICFR"). Management has used the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate the effectiveness of the Company's internal control over financial reporting.

Management’s Discussion and Analysis - Page 30

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

The Company's ICFR is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS as issued by the IASB. The Company's ICFR includes:

  maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
  providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;
  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
  providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by COSO. Based on this assessment, management has concluded that, as of December 31, 2023, the Company's internal control over financial reporting is effective and no material weaknesses were identified.

Changes in ICFR

There has been no change in our internal control over financial reporting during the year ended December 31, 2023, which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations of Controls and Procedures

The Company's management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

RISK FACTORS

The Company's ability to generate revenues and profits from its natural resource properties is subject to a number of risks and uncertainties. For a full discussion on the risk factors affecting the Company, please refer to the Company's Annual Information Form dated March 28, 2024, which is available on www.sedarplus.ca.

Management’s Discussion and Analysis - Page 31

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

QUALIFIED PERSONS

The technical information contained in this MD&A has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec. Mr. Beaudry is a Qualified Person as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

TECHNICAL AND THIRD-PARTY INFORMATION

Metalla has limited, if any, access to the properties on which Metalla (or any of its subsidiaries) holds a royalty, stream or other interest. Metalla is dependent on (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interests. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this MD&A, including any references to Mineral Resources or Mineral Reserves, was prepared in accordance with Canadian NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred Mineral Resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking information" and "forward-looking statements" (collectively. "forward-looking statements") within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this MD&A only and the Company does not intend to and does not assume any obligation to update updated forward-looking information, except as required by applicable law. For this reason and the reasons set forth below, investors should not place undue reliance on forward looking statements.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements in this MD&A include, but are not limited to, statements regarding:

  future events or future performance of Metalla;
  the completion of the Company's royalty purchase transactions;
  the Company's plans and objectives;
  the Company's future financial and operational performance;
  expectations regarding stream and royalty interests owned by the Company;
  the satisfaction of future payment obligations, contractual commitments and contingent commitments by Metalla;
Management’s Discussion and Analysis - Page 32

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)
  the future achievement of any milestones in respect of the payment or satisfaction of contingent consideration by Metalla;
  the future availability of funds, including drawdowns pursuant to the Beedie Loan Facility;
  the effective interest rate of drawdowns under the Beedie Loan Facility and the life expectancy thereof;
  the future conversion of funds drawn down by Metalla under the Beedie Loan Facility;
  the amount that Metalla has to pay under the Beedie Loan Facility and the applicable exchange rate;
  the completion by property owners of announced drilling programs, capital expenditures, and other planned activities in relation to properties on which the Company and its subsidiaries hold a royalty or streaming interest and the expected timing thereof;
  production and life of mine estimates or forecasts at the properties on which the Company and its subsidiaries hold a royalty or streaming interest;
  future disclosure by property owners and the expected timing thereof;
  the completion by property owners of announced capital expenditure programs;
  the progress on project pre-development and engineering works at Taca Taca;
  the receipt of approval for the Environmental and Social Impact Assessment, and the construction and operation permits, for Taca Taca and the anticipated timing thereof;
  the completion of a feasibility study for Vizcachitas by Los Andes and the anticipated timing thereof;
  the potential commencement of commercial production at Vizcachitas and the anticipated timing thereof;
  the proposed two-phased mine plan for Copper World Complex, including the receipt of the outstanding operating permits and the extension of activities and extension of the mine life, and the anticipated timing thereof;
  the expected production at the Copper World Complex;
  the expected production guidance at the La India deposit at El Realito;
  the expected 2024 production guidance at Wharf;
  the focus of the exploration efforts at Wharf in 2024;
  the drilling campaign in Aranzazu and the goal of increasing mineral reserves and resources;
  the expected 2024 production guidance at NLGM;
  the expected 2024 production guidance at the Côté Gold Project;
  the technical studies planned to complete test work and studies to optimize inclusion of Gosselin into future Côté life-of-mine plans;
  the planned drilling program for 2024 at Gosselin and related expenditures;
  the planned drilling programs for 2024 at Fosterville and related expenditures;
  the expected start of production at Endeavor and the anticipated timing thereof;
  the expected expenditures at Endeavor;
  the production processing at the AK deposit and the anticipated timing thereof;
  the start of commercial production at Tocantinzinho and the anticipated funding and timing thereof;
  the planned drilling program for 2024 for Wasamac and related expenditures;
  the assessment by Agnico of optimal mining rate and milling strategy for Wasamac;
  the continuation and the focus of the surface exploration program of geological mapping and channel sampling at Castle Mountain;
  the potential future mineral resource estimation at Castle Mountain;
  the work on the preliminary draft Environmental Impact Statement for Castle Mountain throughout 2024 and 2025;
  the completion of a mine restart study on the La Guitarra mine and the anticipated timing thereof;
  the release of a mine restart study and plan for La Parrilla and the anticipated timing thereof;
  the updated environmental and social impact assessment for Fifteen Mile Stream;
  the development of Fifteen Mile Stream and anticipated timing thereof;
  the expected timing of start of production at Akasaba West;
  the expected production at Akasaba West;
  the second phase of exploration drilling at Camflo, and test for potential lateral extensions of mineralization and infill known zones;
  Agnico's belief regarding open-pit mining and location of processing at Camflo;
  the anticipated timing of payment of the principal and accrued interest on the Castle Mountain loan;
Management’s Discussion and Analysis - Page 33

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)
  the amount and timing of the attributable GEOs expected by the Company in 2024;
  the availability of cash flows from the Wharf, Aranzazu, El Realito, NLGM, Tocantinzinho, Amalgamated Kirkland, and La Encantada royalties and streams;
  royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each royalty interest;
  the future outlook of Metalla and the mineral reserves and resource estimates for the properties with respect to which the Metalla has or proposes to acquire an interest;
  future gold, silver and copper prices;
  other potential developments relating to, or achievements by, the counterparties for the Company's stream and royalty agreements, and with respect to the mines and other properties in which the Company has, or may acquire, a stream or royalty interest;
  costs and other financial or economic measures;
  prospective transactions;
  growth and achievements;
  financing and adequacy of capital;
  future payment of dividends;
  future public and/or private placements of equity, debt or hybrids thereof; and
  the Company's ability to fund its current operational requirements and capital projects.

Such forward-looking statements reflect management's current beliefs and assumptions and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statements, including, without limitation:

  risks related to commodity price fluctuations;
  the absence of control over mining operations from which Metalla will purchase precious metals pursuant to gold streams, silver streams and other agreements or from which it will receive royalty payments pursuant to net smelter returns, gross overriding royalties, gross value royalties and other royalty agreements or interests and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined;
  risks related to exchange rate fluctuations;
  that payments in respect of streams and royalties may be delayed or may never be made;
  risks related to Metalla's reliance on public disclosure and other information regarding the mines or projects underlying its streams and royalties;
  that some royalties or streams may be subject to confidentiality arrangements that limit or prohibit disclosure regarding those royalties and streams;
  business opportunities that become available to, or are pursued by, Metalla;
  that Metalla's cash flow is dependent on the activities of others;
  that Metalla has had negative cash flow from operating activities in the past;
  that some royalty and stream interests are subject to rights of other interest-holders;
  that Metalla's royalties and streams may have unknown defects;
  risks related to Metalla's two material assets, the Côté property and the Taca Taca property;
  risks related to general business and economic conditions;
  risks related to global financial conditions, geopolitical events and other uncertainties; risks related to epidemics, pandemics or other public health crises and the potential impact thereof on Metalla's business, operations and financial condition;
  that Metalla is dependent on its key personnel;
Management’s Discussion and Analysis - Page 34

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)
  risks related to Metalla's financial controls;
  dividend policy and future payment of dividends;
  competition;
  that project operators may not respect contractual obligations;
  that Metalla's royalties and streams may be unenforceable;
  risks related to conflicts of interest of Metalla's directors and officers;
  that Metalla may not be able to obtain adequate financing in the future;
  risks related to Metalla's current credit facility and financing agreements;
  litigation;
  title, permit or license disputes related to interests on any of the properties in which Metalla holds, or may acquire, a royalty, stream or other interest;
  interpretation by government entities of tax laws or the implementation of new tax laws;
  changes in tax laws impacting Metalla;
  risks related to anti-bribery and anti-corruption laws;
  credit and liquidity risk;
  risks related to Metalla's information systems and cyber security;
  risks posed by activist shareholders;
  that Metalla may suffer reputational damage in the ordinary course of business;
  risks related to acquiring, investing in or developing resource projects;
  risks applicable to owners and operators of properties in which Metalla holds an interest;
  exploration, development and operating risks;
  risks related to climate change; environmental risks;
  that the exploration and development activities related to mine operations are subject to extensive laws and regulations; that the operation of a mine or project is subject to the receipt and maintenance of permits from governmental authorities;
  risks associated with the acquisition and maintenance of mining infrastructure;
  that Metalla's success is dependent on the efforts of operators' employees;
  risks related to mineral resource and mineral reserve estimates;
  that mining depletion may not be replaced by the discovery of new mineral reserves; that operators' mining operations are subject to risks that may not be able to be insured against;
  risks related to land title; risks related to international operations;
  risks related to operating in countries with developing economies;
  risks related to the construction, development and expansion of mines or projects;
  risks associated with operating in areas that are presently, or were formerly, inhabited or used by indigenous peoples;
  that Metalla is required, in certain jurisdictions, to allow individuals from that jurisdiction to hold nominal interests in Metalla's subsidiaries in that jurisdiction;
  the volatility of the stock market;
  that existing securityholders may be diluted;
  risks related to Metalla's public disclosure obligations;
  risks associated with future sales or issuances of debt or equity securities;
  risks associated with the Beedie Loan Facility;
  that there can be no assurance that an active trading market for Metalla's securities will be sustained;
  risks related to the enforcement of civil judgments against Metalla;
  risks relating to Metalla potentially being a passive "foreign investment company" within the meaning of U.S. federal tax laws; and
  other factors identified and as described in more detail under the heading "Risk Factors" contained in this MD&A, and in the Company's Annual Information Form and Form 40-F Annual Report filed with regulators in Canada at www.sedarplus.ca and the SEC at www.sec.gov.
Management’s Discussion and Analysis - Page 35

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, per ounce, and per share amounts)

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

This MD&A contains future-orientated information and financial outlook information (collectively, "FOFI") about the Company's revenues from royalties, streams and other projects which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company's anticipated business operations. Metalla disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

Management’s Discussion and Analysis - Page 36